UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated December 30, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Inside Information: Nokia expects that it will not achieve its 2023 financial outlook as licensing renewal discussions are expected to continue into 2024

Stock exchange release	1 (3)
30 December 2023

Nokia Corporation

Stock Exchange Release

30 December 2023 at 00:15 EET

Inside Information: Nokia expects that it will not achieve its 2023 financial outlook as licensing renewal discussions are expected to continue into 2024

Espoo, Finland – As previously stated, Nokia’s financial outlook for 2023 assumes the closure of outstanding license renewals in Nokia Technologies. The company no longer expects these negotiations to conclude before year-end with resolution now expected to occur in 2024 and therefore benefit Nokia’s financial performance in 2024 (including associated catch-up payments). While there have been intense negotiations between the relevant parties and courts around the world have found in Nokia’s favor, the company will prioritize protecting the value of its patent portfolio versus achieving certain timelines for resolution.

Given this development combined with continued customer spending constraint in the quarter, Nokia now expects it will not achieve its financial outlook for the full year 2023 in relation to net sales, comparable operating margin and free cash flow.

As the financial period is not concluded – Nokia is not in a position to provide preliminary financial results and will report its fourth quarter and full year 2023 financial results on 25 January 2024.

Regarding the Q4 2023 performance to date of Nokia’s networks businesses*, net sales are expected to demonstrate a significant improvement sequentially. The quarter has proved somewhat more challenging than expected given on-going customer spending constraint and the recently communicated customer purchasing decision. Profitability in Nokia’s networks businesses is however expected to remain solidly within the comparable operating margin assumptions the company had previously communicated.

Within its Nokia Progress Update on 12 December 2023, the company provided initial planning assumptions for each of its units in 2024 which remain unchanged. The company has seen clearly improving order trends in the fourth quarter, particularly in Network Infrastructure, that support the assumptions. Nokia will provide a group financial outlook for 2024 with its fourth quarter results on 25 January 2024.

* Nokia’s networks businesses include Network Infrastructure, Mobile Networks, and Cloud and Network Services.

www.nokia.com

Stock exchange release	2 (3)
30 December 2023

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects – Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer